UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q13

Investor Relations

QUARTERLY REPORT

Consolidated Information and Earnings (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the first quarter of 2013.

Oi S.A. | www.oi.com.br/ir

4/29/2013	2

Portuguese

Date:	Tuesday, April 30, 2013 10:30 a.m. (RJ) – 09:30 a.m. (NY)

Access:	Phone: (55 11) 3127-4971 / 3728-5971 Code: Oi Replay: (55 11) 3127-4999 Available until 05/14/2013 Code: 56512602

Webcast:	Click here

English

Date:	Tuesday, April 30, 2013 12:00 p.m. (RJ) – 11:00 a.m. (NY)

Access:	Phone: 1-877-317-6776 (U.S.) 1-412-317-6776 (Brazil / other countries) Code: Oi Replay: 1-877-344-7529 (U.S.) 1-412-317-0088 (Brazil / other countries) Available until 05/14/2013 Access Code: 10027392

Webcast:	Click here

4/29/2013	3

Rio de Janeiro, April 29, 2013: Oi S.A. discloses today its results for the first quarter of 2013. This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of March 31, 2013. In compliance with CVM instructions, the data is presented in accordance with the international financial reporting standards (IFRS).

Following approval of the corporate restructuring on February 27, 2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A., TNL’s and Coari’s shares were extinguished and TMAR became a wholly-owned subsidiary of Oi S.A. The earnings presented herein represent Oi S.A. (the remaining company and new name of Brasil Telecom S.A.) for the period ended March 31, 2013. However, in order to provide a clearer understanding of the Company’s performance, we have prepared pro forma consolidated earnings for the first quarter of 2012, which are equivalent to physical figures, revenue, costs and expenses (EBITDA), and investments of TNL, as if the mergers had taken place on January 1, 2012.

There are seasonal factors that affect quarterly results in the telecom services industry. The fourth quarter is a period when customers use more the services, an effect that can be seen most clearly in the mobile segment; and the first quarter is historically slower due to the fewer number of working days, which can be seen in voice and data traffic especially in the mobile and business/corporate segments, as well as due to the concentration of annual expenses in the first quarter impacting the household budget.

As a result of this seasonality and in line with our peers, effective this quarter the Company will focus the comparison of its financial results above the EBITDA line with the similar period of the prior year. Below EBITDA, the most relevant comparisons are sequential as pro forma figures are not available for the first quarter of 2012.

On July 24, 2013, in response to the formal consultation that the Company submitted to the Brazilian Securities and Exchange Commission (CVM) to confirm the most appropriate accounting treatment for the step-up in basis of assets arising from Brasil Telecom S.A.’s acquisition of control of Telemar Norte Leste S.A. as part of the corporate reorganization that was approved on February 27, 2012, CVM accepted Oi S.A.’s position that the reversal of the step-up in basis recorded by the Company (in the total amount of R$12,849 million as of December 31, 2012), and the recognition of such amount in Telemar Participações S.A.’ financial statements, is the most appropriate accounting treatment for such event. Therefore, the 2012 numbers on this report already reflect this reversal, whose impacts on the income statement were the following: (i) R$72 million on Other Operating Expenses, (ii) R$ 1,364 million on Depreciation and Amortization, and (iii) R$948 million on Net Income. It is important to mention that this reversal does not have any fiscal effect.

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Successful execution of the Company’s strategy drives continued YoY growth in net revenue

1Q13

•

For the third consecutive quarter, the Company posted a year-over-year increase in net revenue, which reached R$7.0 billion, mainly driven by the continuing expansion of the mobile customer base, primarily the postpaid segment, and higher broadband and pay TV sales that reduced fixed line attrition in the Residential segment.

•	EBITDA of R$2.2 billion, was up 6.6% year-over-year, reflecting net revenue growth and effective cost controls.

•	Revenue Generating Units (RGUs) increased 5.5% compared to 1Q12 and 0.5% sequentially, totaling 74.7 million at March 31, 2013:

•

Residential: another quarter of solid year-over-year growth in RGUs demonstrates the success of Oi’s bundling strategy, which has resulted in significant evolution in broadband and pay TV and lower fixed line attrition.

•	Personal Mobility: continued expansion of the postpaid base due to the Company’s focus on the high-end customers.

•	Business / Corporate: growth of mobile and fixed data illustrated by double-digit YoY RGU growth; modest revenue decline reflects provisions for regulatory reductions in wholesale tariffs.

Consolidated Results

	1Q13	1Q12	4Q12	YoY		QoQ
Oi S.A. Pro-Forma
Revenue Generating Unit (‘000)	74,705	70,826	74,339	5.5%		0.5%
Residential	18,471	17,850	18,337	3.5%		0.7%
Personal Mobility	46,569	44,106	46,305	5.6%		0.6%
Business / Corporate	8,949	8,112	8,971	10.3%		-0.2%
Public Telephones	716	757	727	-5.4%		-1.5%

Net Revenue (R$ million)	7,041	6,802	7,390	3.5%		-4.7%
Residential	2,555	2,429	2,589	5.2%		-1.3%
Personal Mobility	2,316	2,106	2,463	10.0%		-6.0%
Business / Corporate	2,079	2,111	2,195	-1.5%		-5.3%
VAS and Others	91	155	143	-41.3%		-36.4%
EBITDA (R$ million)	2,151	2,018	2,516	6.6%		-14.5%
EBITDA Margin (%)	30.5%	29.7%	34.0%	0.8	p.p.	-3.5	p.p.
Net Earnings (R$ million)	262	444	407	-41.0%		-35.6%

Net Debt (R$ million)	27,495	16,833	25,068	63.3%		9.7%
Available Cash (R$ million)	6,058	16,012	7,804	-62.2%		-22.4%
CAPEX (R$ million)	1,691	1,091	2,106	55.0%		-19.7%

Note: 1Q12 net income refers to one month of results of Oi S.A. and 2 months of results of former BrT.

4/29/2013	5

Executive Summary

Oi’s first quarter 2013 results demonstrate the success of its strategy to profitably grow revenues and set the stage for 2013 to be another year of progressive improvement.

Revenue Generating Units (RGUs) increased 5.5% year-over-year and were basically flat on a sequential basis despite traditional first quarter seasonality. Net revenues increased 3.5% and service revenues were up 2% year-over-year. Operating profitability, measured by EBITDA, increased 6.6% annually, benefitting from higher revenues and effective cost controls. Importantly, first quarter 2013 performance was in line with internal estimates and supports Oi’s full year 2013 guidance.

The operating trends of the last several periods continued in this year’s first quarter. In the Company’s Residential segment, strong customer demand for triple-play and quadruple-play resulted in solid year-on-year revenue gains and even higher growth in Average Revenue Per User (ARPU). Oi gained additional traction in the postpaid segment of the Personal Mobility segment where RGUs increased by almost 20% from last year’s first quarter. While revenues in the Business / Corporate market declined 1.5% in the first quarter due to the impact of provisions related to regulatory reductions in wholesale tariffs, RGUs grew 10% in this year’s first quarter, further illustrating the market acceptance of the Company’s wireline, mobile and broadband offerings to both large corporations and Small and Medium Enterprises (SMEs).

Oi continues to build momentum across the Company’s major markets, benefitting from attractive value propositions. Based on first quarter performance and visibility, Oi reaffirms its guidance for 2013 RGUs, service revenue and EBITDA growth. First quarter capital expenditures increased to R$1.7 billion due to the front-loading of certain investments, but the full year 2013 estimate remains at R$6.0 billion.

Oi reported net income of R$262 million for the first quarter of 2013. It is important to mention that, in this month of April, the Company received CVM’s approval to reverse the effect of the fair value of the BrT acquisition both on the balance sheet and on the net income.

The Company’s net debt/EBITDA ratio at the end of the first quarter was 3.05x, slightly above the Board of Directors’ stated threshold of 3.0x to authorize dividend payments. However, it is important to consider that the Company and its Board are committed to maintaining the shareholder remuneration policy, and Oi expects to conclude non-strategic asset sales in the following quarters that will bring down the ratio below the threshold over the near term.

In summary, the Company is looking ahead to a year of gradual progress and accomplishment that will be achieved by bringing integrity and best-in-class performance to all of Oi’s stakeholders.

4/29/2013	6

Net Revenue:

Third consecutive quarter of year-over-year net revenue growth, driven by Personal Mobility and Residential segments

Table 1 – Breakdown of Net Revenue

	Quarter					%
R$ million	1Q13	1Q12	4Q12	YoY	QoQ	1Q13	1Q12
Residential	2,555	2,429	2,589	5.2%	-1.3%	36.3%	35.7%
Personal Mobility	2,316	2,106	2,463	10.0%	-6.0%	32.9%	31.0%
Services	1,597	1,501	1,680	6.4%	-4.9%	22.7%	22.1%
Network Usage	571	580	587	-1.6%	-2.7%	8.1%	8.5%
Sales of handsets, SIM cards and others	148	25	195	492.0%	-24.1%	2.1%	0.4%
Business / Corporate	2,079	2,111	2,195	-1.5%	-5.3%	29.5%	31.0%
Other Services	91	155	143	-41.3%	-36.4%	1.3%	2.3%
Public Phone	3	26	27	-88.5%	-88.9%	0.0%	0.4%
VAS and Others	89	130	116	-31.5%	-23.3%	1.3%	1.9%
Total Net Revenue	7,041	6,802	7,390	3.5%	-4.7%	100.0%	100.0%
Service Revenues	6,881	6,752	7,180	1.9%	-4.2%	97.7%	99.3%
Product Revenues	161	50	210	222.0%	-23.3%	2.3%	0.7%

Note: Results for 1Q12 are pro forma

In 1Q13, net revenue totaled R$7.0 billion, up R$239 million or 3.5% from 1Q12 levels, reflecting solid customer demand for Oi’s offers with more than one product—wireline, mobile, broadband and pay TV services combined.

Net service revenues, which excludes handset sales, were R$6.9 billion, up R$129 million or 1.9% from the comparable year-ago period.

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Residential

	1Q13	1Q12	4Q12	YoY	QoQ
Residential
Net Revenue (R$ million)	2,555	2,429	2,589	5.2%	-1.3%
Revenue Generating Units (RGU)—(‘000)	18,471	17,850	18,337	3.5%	0.7%
Fixed Line in Service	12,383	12,841	12,478	-3.6%	-0.8%
Fixed Broadband	5,251	4,614	5,102	13.8%	2.9%
Pay TV	837	396	757	111.4%	10.6%
ARPU Residential (R$)	68.8	63.1	69.2	9.0%	-0.6%

Note: Results for 1Q12 are pro forma

Increase in profitability and customer retention, together with growth in pay TV and broadband, result in another quarter of residential revenue annual growth

Revenue from the Residential segment totaled R$2.6 billion in 1Q13, an increase of 5.2% over last year’s first quarter. This performance underscores the Company’s successful strategy of offering convergent services — plans with more than one product in the home — and initiatives to increase profitability and customer retention. The increasing number of households with more than one Oi product has contributed to greater customer loyalty and lower churn. At the same time, additional revenues from pay TV and broadband have again more than offset wireline attrition. Residential ARPU totaled R$68.8 in 1Q13, an increase of 9.0% year-over-year.

At the end of the first quarter, Oi had 18,471 thousand RGUs in the Residential segment, 3.5% above the comparable period last year, driven by over 100% growth in pay TV, 14% growth in broadband and continuous wireline disconnections slowdown. Such results are due to specific actions to reduce churn — convergence, portfolio repositioning and customer loyalty programs — and to accelerate the gross additions — expanded sales channels, advertising campaigns, and investments to increase the broadband speeds.

LTM net disconnections in wireline base down 58% due to customer retention initiatives

At the end of the first quarter, Oi had 12,383 thousand Residential wireline customers. In the last 12 months, the company experienced a substantial deceleration in the number of disconnections to 458,000 compared to 1,084,000 in the similar prior period. In the 2013 first quarter, net disconnections were 95,000, the lowest number since 2009.

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Ongoing retention programs and cross-selling efforts significantly contributed to the reduced attrition as did value propositions (convergence and flat-fee plans), sales channels (increased door-to-door sales), and communications (more advertising campaigns offering two or more products).

The Oi sales force concentrates on offering the most appropriate products based on the customer’s current usage profile. The options vary from repositioning the wireline plan, sale of new broadband subscriptions, speed upgrades and adding pay TV to the bundle.

Oi continued to offer the Oi Fixo Ilimitado + Pré Ilimitado (Unlimited Wireline + Unlimited Prepaid) plan that includes unlimited local calls to other Oi wireline customers, and local calls to Oi mobile numbers (VC1) at a wireline-to-wireline rate. In the mobile, customers get unlimited bonus local calls to any Oi mobile or wireline. This offer is available through June 2013 and costs R$29.90 per month.

To accommodate the strong customer response to the introduction of the Voz Total convergent plan in November 2012 in the state of Rio de Janeiro, Oi has extended this offer to four more states: Espírito Santo, Amazonas, Amapá and Roraima. This plan is similar to the Fixo Ilimitado + Pré Ilimitado, but includes free local calls from public telephones (TUP) to Oi wirelines. This is another initiative to leverage wireline-mobile convergence and keep this offer relevant to customer needs.

Another quarter of growth in broadband base, focusing on higher speed plans

The broadband base in the Residential segment had 5,251 thousand subscribers at the end of the first quarter, 13.8% above last year’s levels and representing sequential growth of 2.9%. Net additions reached 637,000 compared to the 2012 first quarter. This growth was primarily driven by: (i) investments in network expansion and quality, with speed upgrades; (ii) repositioning the Oi Velox product and offerings in certain markets; (iii) sales channel expansion, both for door-to-door and store sales; and (iv) customer loyalty programs (promotional offers to encourage a one-year commitment).

4/29/2013	9

Oi has invested in expanding broadband availability with higher speeds for residential customers. By the end of March 2013, the average speed had increased to 3.4 Mbps, up 30% year-over-year, and the percentage of the base with speeds of 5 Mbps or higher increased by 10 percentage points in the last twelve months, ending the quarter at 34%.

Focusing on a convergence strategy, Oi TV’s residential penetration more than doubled in the last 12 months

Oi’s pay TV had another quarter of strong growth, ending 1Q13 with 837,000 subscribers, a year-over-year increase of 111%. This led to a 6.7% penetration of Oi TV in homes that have Oi products at the end of the first quarter, up from 3% at the end of 1Q12. The expansion of pay TV continues to be a key element in the convergence strategy. The goal is to increase the number of products per residential subscriber, efficiently building retention and loyalty, and driving sustainable residential ARPU growth.

With an attractive positioning in the segment, Oi TV offers one of the most comprehensive entry packages in the market, for R$39.90. This product has been advertised together with Oi Velox, and the bundle of the two is offered at a promotional rate of R$69.80 for the first three months of the subscription period. In the first quarter, Oi maintained this price exclusively for customers that make automatic payments, which has a lower delinquency risk rate. If the customer does not choose this payment method, the plan costs R$10 more, which increases its profitability. In the quarter, the number of HD channels in Oi TV’s entry package increased to 15 from 11. This amount of HD channels in the entry package is the Company’s key differential in the market.

In 1Q13, the percentage of packages that contains movie channels (Telecine and HBO) remained high due to the consistent contribution from new customer sales and to upselling initiatives directed to the existing base. Oi has one of the largest HD subscriber percentage over the total base in the market, due to its competitive entry offer

4/29/2013	10

with HD channels, its sizeable base of customers who could be attracted by upselling initiatives, and its differentiated convergent offers. It is important to mention that 100% of Oi’s new customers subscribe to an HD package.

Fiber (IPTV and Fiber-to-the-home connection)

After the commercial introduction of IPTV and up to 200 Mbps ultra-broadband plans, Oi has continued to develop its FTTH network and expand its customer base. The Company works on three parallel strategies to develop this product: network expansion, new territories prospecting, and end-user relations.

The product has been widely accepted as a result of its quality, with highlights to customer satisfaction to the speed connection and the IPTV features, such as “going back in time” to watch a show that aired in the last eight hours, and the “multiroom” tool to record the shows and watch them later from any room of the house, among others.

The entry offer is a package with three products (3P), including TV Mais HD (90 channels), 100 Mbps internet, and the Oi Fixo wireline plan, for R$199.80. The top-of-the-line offer is a package that includes TV Mega HD (121 channels), 200 Mbps internet, and the Oi Fixo wireline plan, for R$239.90.

Gain of 7.6 p.p. in percentage of homes with more than one product confirms successful convergence strategy and positively impacts ARPU

Residential ARPU is calculated by dividing the Residential segment’s total revenue by the average number of homes served by Oi. This revenue comes from wireline services, fixed broadband and pay TV.

The Company ended the first quarter with 12,525 thousand homes connected to the network, 55% of which, or 6,948 thousand, had more than one Oi product. Year-over-year, this percentage increased by 7.6 p.p., and was up 2.1 p.p. compared to 4Q12. This trend benefitted Oi’s residential ARPU, which reached R$68.8 in 1Q13, an increase of 9.0% compared to 1Q12. This progress is due to over 100% growth in pay TV, the continued double-digit growth in fixed broadband, and the effectiveness of customer loyalty and retention programs aimed at the wireline base.

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Personal Mobility

	1Q13	1Q12	4Q12	YoY	QoQ
Personal Mobility
Net Revenue (R$ million)	2,316	2,106	2,463	10.0%	-6.0%
Services	1,597	1,501	1,680	6.4%	-4.9%
Network Usage	571	580	587	-1.6%	-2.7%
Sales of handsets, SIM cards and others	148	25	195	492.0%	-24.1%
Revenue Generating Units (RGU)—(‘000)	46,569	44,106	46,305	5.6%	0.6%
Pre-Paid Plans	39,905	38,536	39,832	3.6%	0.2%
Post-Paid Plans	6,664	5,570	6,472	19.6%	3.0%

Note: (1) Results for 1Q12 are pro forma

   (2) Postpaid plans include: High-end postpaid plans; Oi Controle; convergent mobile terminals (Oi Conta Total and Oi Internet Total), and 3G (mini-modem).

YoY revenue growth led by expansion in data and postpaid plan sales

First quarter 2013 net revenue was R$2.3 billion in the Personal Mobility segment, a year-over-year increase of 10% or R$210 million.

Service revenue was R$1.6 billion in the quarter, an increase of 6.4% compared to 1Q12, mostly due to the strong performance in data and VAS, thanks to attractive data and SMS plans and the significant expansion in 3G coverage (+153% in number of municipalities compared to 1Q12, reaching 74% of the urban population covered). Net revenue from handset sales was R$148 million, an increase of R$123 million year-over-year, as the Company only began handset sales in 2012. This quarter’s performance shows a change in Oi’s Personal Mobility revenue profile, which now relies less on revenues from prepaid and interconnections, and more on postpaid, data and VAS revenues, reflecting our strategy of focusing on high-end customers.

Consistent, profitable growth in Oi’s customer base

Oi ended the first quarter with 46,569 thousand RGUs in the Personal Mobility segment, a year-over-year increase of 5.6% and a sequential increase of 0.6%.

Net additions reached 2.5 million in the last twelve months, which included 1.1 million postpaid and 1.4 million prepaid customers. The postpaid accounted for 44% of net subscriber additions over this period, illustrating the success of the Company’s growth strategy for this segment. In the first quarter, net additions were 264,000, of which 73% were postpaid subscribers.

Postpaid

Oi ended the first quarter with 6,664 thousand postpaid lines in the Personal Mobility segment, an increase of 19.6% year-over-year and of 3.0% compared to 4Q12. The postpaid segment represented 14.3% of the personal mobility base at March 31, 2013, up from 12.6% in the comparable year-ago period.

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Oi maintained its postpaid plan portfolio in 1Q13, in order to facilitate the communication between the sales force and its customers, and to provide greater transparency for the customer. The Company’s postpaid plans are: Oi Conta (voice and data), Oi Smartphone (Oi Conta plus handset) and Oi Conta Total (mobile access combined with wireline, broadband and TV). It is important to mention that, in the plans with more than one terminal, there are incentives to on-net traffic as well as greater discount for purchasing handsets on the Oi Smartphone plan.

In São Paulo, in addition to unlimited calls to Oi mobile lines and any carrier’s wireline, at the client’s discretion, the Company also offers one of the following three services free of charge: (i) domestic long-distance calls and roaming; (ii) an SMS package; or (iii) accumulated minutes (unused minutes are valid for the following two months). With the Oi Smartphone plan, the customer also gets unlimited internet use and free access to the Oi WiFi network.

Customer loyalty reduces churn and enables the Company to increase its competitiveness. Customers can choose a 12-month contract with a discount on their monthly bill, or a contract with no carrier obligation. Sales of Oi’s 12-month under-contract customer plan have grown significantly and accounted for more than 90% of Oi Conta’s and Oi Conta Total’s sales in the first quarter. Thanks to the increased percentage of under-contract plans in the postpaid base, Oi Conta Total’s voluntary churn was down over 30% year-over-year. In the postpaid base for those customers with only one product, the voluntary churn was down nearly 50% in the same period.

Prepaid

The prepaid base totaled 39,905 thousand customers at the end of March 2013, an increase of 1,369 thousand RGUs compared to last year’s levels and of 73,000 RGUs compared to 4Q12. This performance reflects the strategy of growing by focusing on increased profitability through a strict disconnection policy that aims at maintaining an active customer base.

Oi’s primary offer to prepaid customers is a daily bonus equal to or twice the recharge value, depending on the region. Customers can choose to use that bonus for calls (local and long-distance to Oi Móvel and Oi Fixo) and SMS messages to any carrier.

4/29/2013	13

First quarter 2013 revenue from prepaid SMS increased 40% year-over-year, and revenue from prepaid mobile data practically doubled in the same period. This growth resulted from the substantial increase in sales of SMS and mobile data packages, which supplement the Company’s customer offerings, a trend that has also been seen in the postpaid segment.

Another data service choice for prepaid customers is the prepaid mobile internet plan for tablets and PCs. There are four plans available: daily, weekly, and monthly with two different data usage limits. By acquiring the 500 MB package, customers also have free access to the Oi WiFi network. The target audience of this plan is the occasional mobile data user who does not want the commitment of a monthly postpaid subscription.

Oi expands 3G coverage and structures 4G launch

Oi ended the quarter with 3G coverage in 726 municipalities (74% of the urban population), an increase of 153% or 439 municipalities from last year’s first quarter. This growth reflects the Company’s investments to sustain the continued growth of its mobile data segment.

Oi has moved ahead with the expansion of its 4G network in the six cities that will host the Confederations Cup (Rio de Janeiro, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza), preceded by a series of tests and public exhibitions of the technology. The Company has also negotiated with TIM to share the 4G network (RAN Sharing), a transaction that was approved by the Brazilian Antitrust Board (CADE) on March 28, 2013, and later by Brazil’s telecommunications regulator, Anatel, on April 18, 2013. For further detail regarding the 4G launch, please refer to “Additional Information”.

4/29/2013	14

Total Mobile Base

Continuous improvement in postpaid mix reflects focus on high-end customers

At the end of March 2013, Oi’s mobile customer base (Personal Mobility + Business / Corporate) reached 49,515 thousand RGUs, out of which 46,569 thousand were Personal Mobility users and 2,946 thousand were Business / Corporate users. Gross additions totaled 6.2 million users, and net additions reached 255,000 users for the first quarter of 2013.

The Company has continued to focus on growing in the high-end market through increased sales channel reach, simplified plans, handset discounts, and 3G network expansion. These actions have enabled Oi to increase the postpaid mix of its net additions, and to gain an increasing share of the postpaid market, aiming its fair share.

The Company showed positive year-over-year trends in both its postpaid mix over the total mobile base (16.9%, up 3.7 p.p. versus 1Q12) and its gain in postpaid market share (15.9%, up 2.4 p.p. versus 1Q12).

Mobile ARPU

Mobile ARPU takes into account the total revenue from the mobile division (Personal Mobility + Business / Corporate) as if it was a separate company, which means it includes the revenue from the traffic between the mobile and wireline divisions (intercompany). Following the same logic, revenue from mobile long-distance calls in the STFC license (fixed voice concession) is not included in that calculation. The amount is then divided by the average base to calculate the mobile ARPU.

At the end of the first quarter, mobile ARPU was R$20.5, down 3.8% year-over-year, due to lower interconnection revenues (MTR cuts) which was partially offset by growth in prepaid customers and increased activity of the postpaid base. Note that, as an integrated telecom services company, the MTR cuts were neutral to Oi’s consolidated results, as they also reduced interconnection costs for the fixed-to-mobile calls.

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Business / Corporate

	1Q13	1Q12	4Q12	YoY	QoQ
Business / Corporate
Net Revenue (R$ million)	2,079	2,111	2,195	-1.5%	-5.3%
Revenue Generating Units (RGU)—(‘000)	8,949	8,112	8,971	10.3%	-0.2%
Fixed	5,398	5,192	5,422	4.0%	-0.4%
Broadband	604	535	594	12.9%	1.7%
Mobile	2,946	2,385	2,955	23.5%	-0.3%

Note: Results for 1Q12 are pro forma

YoY growth in RGUs led by wireline data services and mobile

Oi ended 1Q13 with 8,949 thousand RGUs, an increase of 10.3%, driven by year-over-year growth in all services. Net revenues in the Business / Corporate segment, however, were R$2.1 billion, 1.5% lower than 1Q12 primarily as a result of provisions for regulatory reductions in wholesale tariffs. This decline was partially offset by the increased usage of data services and the growth of the segment’s mobile base.

Business

The first quarter performance of the Business (SMEs) segment was marked by continued growth in the wireline base (voice and broadband) and in digital trunking.

In wireline, the Company moved ahead with programs to profitably grow its client base (increase in sales and decrease in churn), through the expansion of sales channels and ongoing client retention programs. At the end of 1Q13, RGUs increased 4.2% from last year’s levels, further confirmation that the historical fall-off in this base has been reversed. Oi has made adjustments in its salesforce and revised its offerings, which have resulted in the continued growth of its digital trunking base (up 13% year-over-year). The Company has also raised the minimum traffic thresholds of its entry plans, thereby, increasing the profitability of new customers.

Broadband continued to post RGU growth, which was up 14.5% from last year’s first quarter, with a highlight to the churn reduction. This performance is due to the expansion of sales channels and client retention programs, mentioned earlier, as well as Oi’s investments in its dedicated IP service network and offer repositioning, which have enabled the Company to sell higher speed service. While not directly accounted for in RGUs, the dedicated IP service is an important revenue contributor for this segment.

In Business mobile, the Company continued to implement programs to build sales and increase operating efficiencies. Initiatives included repositioning certain offerings, and adjusting selling policies and credit filters. A highlight in this area is the roll-out of the cloud computing offering, called Oi Smart Cloud, which has met with positive client response since its introduction in late 2012, and has strengthened the Company’s presence throughout its clients’ IT and telecom services chain.

Corporate

In the Corporate segment (large companies and government), the Company continues to follow its strategy of offering complete solutions to increase productivity through the use of telecom and IT services. For this client

4/29/2013	16

group, Oi’s strategy is: (i) to grow in São Paulo by providing voice and data solutions for companies that are Oi customers in other states; and (ii) to increase its participation in the customers’ telecom chain (advanced voice products, wireline data and IT services).

1Q13 was another quarter of outstanding operating performance in mobile telephony. The postpaid segment recorded 40% year-over-year growth, and in the Southeast, almost doubled from last year’s first quarter.

With respect to advanced voice services, the digital trunking base ended the first quarter with a 5% year-over-year increase, representing a consistent quarterly trend. In wireline data, the highlights in the period were the growth in services such as VPN networking (up 28% year-over-year) and IP internet access (up 55% over 1Q12), which were positive contributions to the performance of the segment.

4/29/2013	17

Operating Costs and Expenses

Efficient cost and expense management ensures below-inflation increases in expenditures and margins under control

Table 2 – Breakdown of Operating Costs and Expenses

Item—R$ million	1Q13	1Q12	4Q12	YoY	QoQ
Operating Expenses
Interconnection	1,094	1,163	1,125	-5.9%	-2.8%
Personnel	531	482	536	10.2%	-0.9%
Handset Costs/Other (COGS)	147	57	207	157.9%	-29.0%
Third-Party Services	2,182	1,876	2,202	16.3%	-0.9%
Marketing	65	115	108	-43.5%	-39.8%
Rent and Insurance	462	455	437	1.5%	5.7%
Provision for Bad Debts	209	200	157	4.5%	33.1%
Other Operating Expenses (Revenue), Net	200	436	102	-54.1%	96.1%

TOTAL	4,890	4,784	4,874	2.2%	0.3%

Note: Results for 1Q12 are pro forma.

Operating costs and expenses totaled R$4.9 billion in 1Q13, an increase of 2.2% compared to 1Q12 (inflation was 6.6% in the period). Again this quarter, the Company kept its margins under control. Those costs and expenses that increased were those directly linked to the greater scope of the business and the development of future revenue growth.

Interconnection

Interconnection costs totaled R$1.1 billion for the quarter, a decrease of 5.9% compared to 1Q12. This decline was due to lower traffic and the net effect of the cut in the mobile termination rate (MTR), which was partially offset by increases in TU-RL and SMS traffic.

Personnel

Personnel expenses reached R$531 million in 1Q13, an increase of 10.2% compared to 1Q12, basically due to: (i) the increase in the workforce related to the in-sourcing of part of Oi’s external network maintenance operations; (ii) the expansion of Oi sales channels (stores and door-to-door); and (iii) the development of regional branches throughout 2012 to provide more operational agility in the different markets. Oi’s total headcount registered an increase of 15% in the annual comparison.

Handset Costs and Others (COGS)

Handset costs and others (COGS) amounted to R$147 million in 1Q13, up R$90 million year-over-year. This increase was due to Oi’s return to the handset market, which is in line with its strategy of focusing on high-end customers.

4/29/2013	18

Third Party Services

In 1Q13, third party service costs were R$2.2 billion, up 16.3% year-over-year. This increase was due to: (i) higher plant maintenance expenses, due to the increase in the customer base and focus on higher quality; (ii) higher expenses for sales commissions; and (iii) more acquisition of contracted content for pay TV.

Provisions for Bad Debt

The provisions for bad debt were R$209 million in 1Q13, representing 3.0% of net revenues in 1Q13, stable YoY (2.9% in 1Q12).

Other Operating Expenses (Revenues)

Other net operating expenses totaled R$200 million in 1Q13. In this quarter, the Company partially reversed a provision for employee profit sharing, net of provisions related to the current period, in the amount of R$173 million. This reversal was registered in the financial statements, complying with the Board of Directors resolution, and upon analysis of performance versus established targets.

4/29/2013	19

Other Items

EBITDA

YoY EBITDA growth reflects net revenue growth coupled with margins under control

Table 3 – EBITDA and EBITDA Margin

	1Q13	1Q12	4Q12	YoY		QoQ
Oi S.A. Pro-Forma

EBITDA (R$ Mn)	2,151	2,018	2,516	6.6%		-14.5%
EBITDA Margin (%)	30.5%	29.7%	34.0%	0.8 p.	p.	-3.5 p.	p.

	1Q13	1Q12	4Q12	YoY		QoQ
Oi S.A. Consolidated

EBITDA (R$ Mn)	2,151	1,155	2,516	86.2%		-14.5%
EBITDA Margin (%)	30.5%	30.2%	34.0%	0.3 p.	p.	-3.5 p.	p.

EBITDA was R$2.2 billion in 1Q13, up 6.6% year-over-year, and the EBITDA margin gained 0.8 p.p. to reach 30.5% up from 29.7% in the year-ago period. This solid performance illustrates the Company’s successful strategy of focusing on service convergence, customer loyalty programs, and controlling costs to achieve sustainable, profitable growth.

4/29/2013	20

Financial Income & Debt

Table 4 – Financial Income (Oi S.A. Consolidated)

R$ Million	1Q13	1Q12	4Q12
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-475	-174	-461
Net FX result (on fin. investments and loans and financing)	-159	-110	-112
Other Financial Income / Expenses	-126	48	-161

Net Financial Income (Expenses)	-760	-237	-734

Note: 1Q12 figures refer to the financial income of former BrT, which maintained cash reserves at the time as it was not consolidated with the remainder of the group.

Oi S.A.’s consolidated net financial income for 1Q13 was R$760 million. Despite the sequential decrease in other financial expenses, mostly driven by lower expenses with PIS/COFINS tax payment, interest and exchange variation results were higher in the period, due to the increase in net debt.

Debt & Liquidity

The Company’s consolidated gross debt was R$33.6 billion at the end of the first quarter, a quarterly increase of 2% basically due to the interest rate accrual in the period. Additionally, the Company raised in the period the 10th Issue of Debentures by Oi S.A., in a single series, in the amount of R$1.5 billion; and (ii) disbursements by Export Credit Agencies (ECAs) such as the Swedish Export Credit Agency (EKN) and the Canadian Export Credit Agency (EDC), totaling R$117 million to finance the Company’s investment plans. Also, a credit line was approved by BNDES at the end of last year totaling R$5.4 billion. It is important to mention that Oi has an outstanding amount of US$ 377 million in approved credit lines from international development banks as well as two revolving credit lines, approved but not drawn upon.

These fundraisings were partially offset by amortizations and maturities in the quarter, including: (i) the maturity of Oi S.A. Debentures (settlement of the March 2006 issue and amortization of the 9th Issue); (ii) amortization and service to BNDES; and (iii) payment of interest of Bonds (USD: 5.75% and BRL: 9.75%).

Considering the cash balance of R$6.1 billion at the end of the quarter, net debt totaled R$27.5 billion in 1Q13, an increase of 9.7% in a quarterly comparison. This increase was expected by the Company and is mainly due to Capex disbursements, dividend payments and interest rate accrual in the period.

Foreign currency-denominated debt represented 38% of total debt at the end of the quarter. However, only 1.0% of the gross debt (0.7% in Mar/12 and 1.4% in Dec/12), equal to R$346 million, was exposed to currency fluctuations. It is important to mention that hedging contracts (swaps and NDFs) and financial investments held in a foreign currency offer protection against currency fluctuations for this portion of the debt.

The Company continues to have an opportunistic financial strategy designed to improve its debt profile. At the end of the first quarter of 2013, the average maturity of the Company’s debt was constant at 5 years, and the effective cost of the debt remained stable throughout the period.

Besides, Oi continues to pursue its plan to sell non-core assets in order to increase liquidity.

4/29/2013	21

Table 5 – Debt

R$ million	Mar/13	Mar/12	Dec/12	% Gross Debt
Debt
Short Term	2,873	3,979	2,783	8.6%
Long Term	30,680	28,866	30,088	91.4%

Total Debt	33,553	32,845	32,871	100.0%

In Local Currency	21,266	21,352	20,497	63.4%
In Foreign Currency	12,736	11,464	12,849	38.0%
Swaps	-448	29	-475	-1.3%

(-) Cash	-6,058	-16,012	-7,804	-18.1%
(=) Net Debt	27,495	16,833	25,068	81.9%

Note: Results for 1Q12 are pro forma.

The gross debt amortization schedule is as follows:

Table 6 – Gross Debt Amortization Schedule

R$ Million	2013	2014	2015	2016	2017	2018 onwards	Total
Schedule for the Amortization of
Gross Debt
Local Currency Amortization	1,647	3,141	1,553	3,674	3,973	7,278	21,266
Foreign Currency Amortization + swap	731	784	981	898	2,265	6,627	12,287

Gross Debt Amortization	2,378	3,925	2,535	4,571	6,238	13,905	33,553

Depreciation / Amortization

In 1Q13, Oi S.A.’s depreciation and amortization expenses reached R$1.0 billion. The year-over-year comparison was impacted by the inclusion of the results of TMAR and its subsidiaries as of February 28, 2012, with the conclusion of the corporate reorganization.

Note that, as mentioned earlier in this report, the 2012 numbers of depreciation and amortization already reflect the reversal of the step-up in basis of assets arising from the acquisition of Brasil Telecom S.A. in 2009. It is important to mention that this reversal does not have any fiscal effect. For further detail, please refer to “Additional Information”.

4/29/2013	22

Table 7 – Depreciation and Amortization (Oi S.A. Consolidated)

R$ million	1Q13	1Q12	4Q12
Depreciation and Amortization
Total	1,016	443	1,006

Note: 1Q12 results refer to two months of results of former BrT and 1 month of results of Oi S.A.

Net Income

Oi S.A. reported consolidated net income of R$262 million in 1Q13. Net income figures for 1Q12 and for 1Q13 are not comparable because of the corporate reorganization, which was completed on February 27, 2012.

Note that, as mentioned earlier in this report, the 2012 numbers of net income already reflect the reversal of the step-up in basis of assets arising from the acquisition of Brasil Telecom S.A. in 2009. It is important to mention that this reversal does not have any fiscal effect. For further detail, please refer to “Additional Information”.

Table 8 – Net Income (Oi S.A. Consolidated)

	1Q13	1Q12	4Q12
Net Income
Net Earnings (R$ Mn)	262	444	407
Net Margin	3.7%	11.6%	5.5%
Earnings per Share (R$)	0.160	0.753	0.248

Note: 1Q12 figures refer to one month of results of Oi S.A. (consolidated results) and 2 months of results of former BrT (do not include Telemar’s results).

4/29/2013	23

Capex

Table 9 – Capex

R$ million	1Q13	1Q12	4Q12	YoY	QoQ
Capex
Network	1,319	809	1,577	63.0%	-16.4%
IT Services	104	99	82	5.1%	26.8%
Others (2)	267	183	447	45.9%	-40.3%

Total	1,691	1,091	2,106	55.0%	-19.7%

Note: (1) Results for 1Q12 are pro forma.

 (2) Includes the 4G license.

Capital expenditures totaled R$1.7 billion in 1Q13, up 55% year-over-year.

The Company focused its investments in expanding the mobile network (3G coverage and 4G implementation), and improving the capacity and capillarity of its wireline and broadband network.

Investments in IT services, particularly to optimize systems, totaled R$104 million in 1Q13. Other investments increased year-over-year mainly due to the higher number of Company-owned stores, which reached 195 at the end of the quarter.

4/29/2013	24

Net Debt Variation

Table 10 – Net Debt Variation

R$ Million	1Q13	1Q12	4Q12
Net Debt BoP	25,068	15,627	24,483
EBITDA	2,151	2,018	2,516
Assets in Escrow	-174	-446	-210
Corporate Taxes	-301	-217	-331
Capex	-1,817	-1,231	-1,779
Working Capital	-597	-749	-669
Net Financial Charges	-774	-543	-636
Dividends/Interest on Own Capital	-914	-38	-87
Corporate Restructure	0	0	0
Non Core	0	0	610

Net Debt EoP	27,495	16,833	25,068

Please note

The main tables in the Earnings Release will be available in Excel format on the Company’s website (www.oi.com.br/ir), at the section “Financial Information / Quarterly Reports”.

Definition of the terms used in this Earnings Release will also be available in the glossary on the Company website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334.

4/29/2013	25

CVM’s Approval on the Reversal of the Step-Up in Basis

On April 24, 2013, in response to the formal consultation that Oi submitted to the Brazilian Securities and Exchange Commission (CVM) to confirm the most appropriate accounting treatment for the step-up in basis of assets arising from Brasil Telecom S.A.’s acquisition of control of Telemar Norte Leste S.A. as part of the corporate reorganization that was approved on February 27, 2012, CVM accepted Oi S.A.’s position that the reversal of the step-up in basis recorded by the Company (in the total amount of R$12,849 million as of December 31, 2012), and the recognition of such amount in Telemar Participações S.A.’ financial statements, is the most appropriate accounting treatment for such event.

Therefore, subject to the conclusion of the necessary accounting and auditing work, the reversal of the step-up in basis will reduce the Company’s depreciation, amortization and write-off of property, plant and equipment expenses by R$1,436 million for the fiscal year ended December 31, 2012, causing an increase in adjusted net income for such year of R$948 million. The table below shows the principal impacts on the Company’s accounting records as a result of these adjustments.

	As of and for the year ended December 31, 2012
R$ million	Reported Balance	Reversal of Step-Up in Basis and Deferred Taxes and Social Contribution	Reclassification of Other Deferred Taxes and Social Contribution	Adjusted Balance
ASSETS
Current	21,145	0	0	21,145
Noncurrent	56,647	-12,849	4,135	47,933
Total	77,792	-12,849	4,135	69,078

LIABILITIES
Current	17,067	0	0	17,067
Noncurrent	40,898	-4,369	4,135	40,664
Shareholders’ Equity	19,827	-8,480	0	11,347
Total	77,792	-12,849	4,135	69,078

NET INCOME	837	948	0	1,785

For further detail, please access:

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=49686B27-7593-4D23-B5AF-296EA7B6B6A0

Payment of Dividends and Bonus to Shareholders

The Annual and Extraordinary General Meeting of Oi S.A. held on February 21, 2013 approved, by the majority of votes of the attending shareholders, the proposal to pay R$1,000,000,000 to the shareholders as: (i) mandatory dividend in the amount of R$416,685,232.66; (ii) additional dividend in the amount of R$420,858,162.77; (iii) bonus and immediate redemption of redeemable shares in the amount of R$162,456,604.57, based on the capital reserve. The approved dividends are equivalent to R$0.61 per share (common and preferred).

Payments began to be made on March 28, 2013, and the redemption of redeemable shares was held on April 1st, 2013, both based on the shareholders positions as of March 21, 2013. Therefore, effective March 22, 2013, all shares were traded ex-dividend. This amount is included in the payment of R$2 billion to the shareholders in 2013.

4/29/2013	26

For further detail, please access:

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=B3FECD5C-196A-41F3-BB30-83882FECF529

10th Debenture Issuance of Oi S.A.

In March of 2013, the Company carried out its 10th issue of simple, registered, unsecured debentures not convertible into shares, as per CVM Instruction no. 476 of January 16, 2009. The Debentures were issued in the amount of R$1.5 billion with a 6-year tenor at a rate of CDI + 0.75% p.a.

Changes in Oi S.A.’s Fiscal Counsel

Some members of the Fiscal Counsel were substituted during the Annual Shareholders Meeting on March 21, 2013. The current structure of the Fiscal Counsel is as follows:

Sitting Members	Alternate Members	Appointed by
Sidnei Nunes	Aparecido Carlos Correia Galdino	Controlling Shareholders
Allan Kardec de Melo Ferreira	Newton Brandão Ferraz Ramos	Controlling Shareholders
Umberto Conti	Carmela Carloni Gaspar	Controlling Shareholders
Manuel Jeremias Leite Caldas	Vanessa Montes de Moraes	Minority Shareholders
Marcos Duarte Santos	Peter Edward Cortes Marsden Wilson	Preferred Shareholders

For further detail, please visit:

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=D6DA2C8B-8D47-45B0-AB35-DCA815EFAD5B

4G Launch

On April 25, 2013, the Company announced the launch of its 4G network in Rio de Janeiro. Rio customers can contract Oi’s 4G plans at its stores or select franchises. In the five other Confederations Cup host cities (Belo Horizonte, Brasília, Salvador, Recife and Fortaleza), pre-sales and commercial offers will begin in the first half of May. The new technology is offered in line with National Telecommunications Agency (Anatel) requirements that provide for a minimum of 50% 4G coverage in the six abovementioned cities by April 30, 2013. Customers can check Oi’s 4G network coverage and points of sale for 4G plans and devices at http://www.oi.com.br/4G.

In addition, Oi’s 4G clients will have free access to more than 30 thousand Wi-Fi hotspots, Latin America’s largest Wi-Fi network and the largest public network in Brazil. 4G devices sold by the Company feature pre-installed Oi WiFi and ‘Mundo Oi’ apps. Oi’s 4G smartphones also include the apps ‘Minha Oi’ and ‘Oi Spot’ (collaborative app to capture customer perception on service quality), in addition to a 30-day trial of the Rdio streaming music service. Oi’s 4G customers also enjoy specialized aftermarket services with telephone support for application and e-mail configuration, as well as to answer consumer questions.

4/29/2013	27

‘Minha Oi’ and presence on social networks

‘Minha Oi’ is the Company’s online customer service area. In the quarter, new users increased 9% over 4Q12. ‘Minha Oi’ reached 5 million registered customers, managing about 12.6 million terminals online. Conta Online (online monthly statements) reached 592,000 registrations, up more than 32% quarter-over-quarter. Introduced in December, the ‘Minha Oi’ app for smartphones reached 100,000 downloads. In March, more than 50,000 different customers accessed the app to manage more than 140,000 products.

Oi reached more than one million followers of its corporate profiles on Facebook, Twitter, Google+ and Orkut, through which 7,500 requests have been answered.

4/29/2013	28

Oi S.A. Consolidated

Income Statement—R$ million	1Q13	1Q12	4Q12
Net Operating Revenue	7,041.2	3,829.4	7,389.9
Operating Expenses	-4,890.2	-2,674.1	-4,874.3
Cost of Services Provided	-1,704.7	-827.7	-1,682.9
Cost of Goods Sold	-147.4	-22.5	-207.3
Interconnection Costs	-1,093.9	-663.7	-1,125.5
Selling Expenses	-1,365.0	-628.0	-1,390.7
General and Administrative Expenses	-698.5	-418.0	-721.1
Other Operating (Expenses) Revenue, net	119.3	-114.1	253.1
EBITDA	2,151.0	1,155.4	2,515.6
Margin %	30.5%	30.2%	34.0%
Depreciation and Amortization	-1,015.6	-443.2	-1,006.0

EBIT	1,135.4	712.1	1,509.6

Financial Expenses	-1,035.7	-810.6	-1,048.4
Financial Income	275.3	574.0	315.0

Income Before Tax and Social Contribution	375.1	475.5	776.2

Income Tax and Social Contribution	-112.7	-31.4	-369.5
Net Income	262.3	444.1	406.7
Margin %	3.7%	11.6%	5.5%

Outstanding Shares Thousand (ex-treasury)	1,640,028	589,789	1,640,028
Earnings per share (R$)	0.1599	0.7530	0.2480

4/29/2013	29

Oi S.A. Consolidated

Balance Sheet—R$ million	Mar-13	Mar-12	Dec-12
TOTAL ASSETS	68,617	70,958	69,150
Current	19,040	27,599	21,138

Cash and cash equivalents	3,446	12,947	4,408
Financial investments	1,634	2,346	2,426
Derivatives	162	93	640
Accounts Receivable	7,331	5,643	7,018
Recoverable Taxes	693	1,370	1,726
Other Taxes	1,554	1,172	1,557
Inventories	410	241	385
Assets in Escrow	2,171	2,245	2,068
Other Current Assets	1,639	1,541	909

Non-Current Assets	49,577	43,359	48,012

Long Term	21,446	18,533	20,534
.Recoverable and Deferred Taxes	8,626	8,336	8,316
.Other Taxes	813	550	738
.Financial investments	82	79	64
.Assets in Escrow	9,784	8,222	9,723
.Derivatives	762	257	349
.Financial Assets Available for Sale	895	640	906
.Other	482	449	439
Investments	176	68	180
Property Plant and Equipment	23,700	21,066	23,103
Intangible Assets	4,256	3,691	4,196

Balance Sheet—R$ million	Mar-13	Mar-12	Dec-12
TOTAL LIABILITIES	68,617	70,958	69,150
Current	15,922	15,900	17,093

Suppliers	4,930	4,309	4,658
Loans and Financing	2,717	3,854	3,114
Financial Instruments	318	218	310
Payroll and Related Accruals	581	432	773
Provisions	1,488	1,754	1,569
Provisions for Pension Funds	129	97	104
Payable Taxes	261	850	1,066
Other Taxes	2,637	1,661	2,248
Dividends Payable	226	436	655
Authorizations and Concessions Payable	1,149	461	1,059
Other Accounts Payable	1,485	1,829	1,538

Non-Current Liabilities	41,902	39,903	40,948

Loans and Financing	31,285	28,963	30,232
Financial Instruments	157	161	205
Payable and Deferred Taxes	0	1	0
Other Taxes	2,229	1,904	2,239
Contingency Provisions	4,919	5,177	4,850
Pension Fund Provision	643	446	767
Outstanding authorizations	1,109	1,452	1,099
Other Accounts Payable	1,560	1,800	1,555

Shareholders’ Equity	10,793	15,155	11,109

Controlling Interest	10,793	15,114	11,109
Minority Interest	0	41	0

Note: Dec’12 numbers are considering the adjustments for comparable reasons as of the Mar’13 Quarterly Financial Information.

4/29/2013	30

Relevant Information

I) CVM RULE 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction No. 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	Free-Float
Common	599,008,629	84,250,695	290,549,788	61,794,719	162,413,427
Preferred	1,198,077,775	72,808,066	0	435,624,073	689,645,636
Total	1,797,086,404	157,058,761	290,549,788	497,418,792	852,059,063

Note: (1) Quote as of March 31st, 2013.

  (2) AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

II) This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends which, obviously, involve uncertainty and risk, with future results that may differ from current expectations. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information given is unaudited, and may be different from the final results.

Oi – Investor Relations

Bayard Gontijo	55(21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira Cristiano Grangeiro	55(21) 3131-1314 55(21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br
Patricia Frajhof	55(21) 3131-1315	patricia.frajhof@oi.net.br
Leonardo Mantuano	55(21) 3131-1316	leonardo.mantuano@oi.net.br

4/29/2013	31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013

OI S.A.

By:	/s/ Alex Waldemar Zorrig
Name: Alex Waldemar Zorrig
Title: Chief Financial Officer and Investor Relations Officer